Exhibit 99.1

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018

U.S. DOLLARS IN THOUSANDS

(Except share data and exercise prices)

(UNAUDITED)

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018

U.S. DOLLARS IN THOUSANDS

(Except share data and exercise prices)

(UNAUDITED)

INDEX

Page

Interim Condensed Consolidated Balance Sheets	2

Interim Condensed Consolidated Statements of Comprehensive Loss	3

Interim Condensed Statements of Changes in Shareholders’ Equity	4-5

Interim Condensed Consolidated Statements of Cash Flows	6-7

Notes to Interim Condensed Consolidated Financial Statements	8-10

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

(Except share data)

	September 30,	December 31,
	2018	2017
	U.S. $ in thousands
ASSETS	Unaudited	Audited

Current Assets:
Cash and cash equivalents	$11,172	$9,636
Short term deposits	8,109	12,169
Marketable equity securities	24	22
Other investments	5,574	2,361
Other receivables	526	482
Total current assets	25,405	24,670

Non-current Assets:
Investment in affiliate company	7,559	1,404
Other investments	-	1,672
Fixed assets, net	827	289
Total Non-current assets	8,386	3,365

Total assets	$33,791	$28,035

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Trade payable	$223	$330
Other accounts payable	928	817
Derivative warrant liability	2	-
Total current liabilities	1,153	1,147

Derivative warrant liability	76	2,071

Total liabilities	$1,229	$3,218

Equity:
Ordinary shares, NIS 0 par value; Authorized 1,000,000,000 shares; Issued and outstanding: 131,935,404 and 109,502,289 shares as of September 30, 2018, December 31, 2017 respectively
Additional paid-in-capital	57,102	44,114
Accumulated deficit	(24,540)	(19,297)
Total shareholders’ equity	32,562	24,817

Total liabilities and shareholders’ equity	$33,791	$28,035

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands

(Except share data)

	Nine months ended		Three months ended
	September 30,		September 30,
	2018	2017	2018	2017
	Unaudited		Unaudited

Operating expenses:

Research and development	$(6,478)	$(2,419)	$(2,217)	$(1,144)
Marketing and sales	(775)	(776)	(234)	(263)
General and administrative	(2,813)	(3,021)	(872)	(684)

Operating loss	(10,066)	(6,216)	(3,323)	(2,091)

Equity in net loss of an affiliated company	(2,112)	(726)	(1,035)	(343)

Financing income (expenses), net	6,935	(15,494)	600	6,900

Net (loss) profit	$(5,243)	$(22,436)	$(3,758)	$4,466

Basic and diluted net (loss) profit per share from continuing operations	$(0.04)	$(0.25)	$(0.03)	$0.04

Weighted average number of shares outstanding used in computing basic and diluted net (loss) profit per share	116,796,168	89,699,607	130,074,456	104,651,543

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (AUDITED)

U.S. dollars in thousands

(Except share data)

			Additional		Total
	Common Stock		paid-in	Accumulated	shareholders’
	Number (*)	Amount	capital	deficit	equity

Balance as of January 1, 2017	73,062,687	-	$8,024	$(3,355)	$4,669

Issuance of ordinary shares and warrants	21,027,690	-	10,745	-	10,745
Exercise of warrants	14,496,403	-	22,249	-	22,249
Exercise of options	865,509	-	641	-	641
Share-based payment	50,000	-	2,455	-	2,455
Net loss	-	-	-	(15,942)	(15,942)

Balance as of December 31, 2017	109,502,289	-	$44,114	$(19,297)	$24,817

* Represents the number of shares of the legal acquirer for all periods presented.

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands

(Except share data)

			Additional		Total
	Common stock		paid-in	Accumulated	shareholders’
	Number (*)	Amount	capital	deficit	equity

Balance as of January 1, 2018	109,502,289	-	$44,114	$(19,297)	$24,817

Issuance of ordinary shares and warrants	21,963,411	-	11,208	-	11,208
Exercise of warrants	156,500	-	125	-	125
Exercise of options	60,000	-	34	-	34
Share-based payment	253,204	-	1,620	-	1,620
Net loss	-	-	-	(5,243)	(5,243)

Balance as of September 30, 2018	131,935,404	-	$57,102	$(24,540)	$32,562

* Represents the number of shares of the legal acquirer for all periods presented.

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2018	2017	2018	2017

Cash flows from operating activities:

Profit (loss) for the period	$(5,243)	$(22,436)	$(3,758)	$4,466

Adjustments to reconcile profit (loss) to net cash used in operating activities	(2,959)	18,642	146	(5,930)

Total net cash provided by (used in) operating activities	$(8,202)	$(3,794)	$(3,612)	$(1,464)

Cash flows from investing activities:
Changes in short-term deposit	4,060	(10,952)	3,053	(7,323)
Investment in affiliate company	(4,479)	-	(1,990)	-
Proceeds from sales of fixed assets	1	-	1	-
Purchase of fixed assets	(712)	(149)	(282)	(69)

Total net cash provided by (used in) investing activities	$(1,130)	$(11,101)	$782	$(7,392)

Cash flows from financing activities:
Issuance of ordinary shares and warrants, net of issuance expenses	11,208	10,745	5,403	-
Exercise of warrants and options, net of issuance expenses	159	10,646	-	5,050
Total net cash provided by financing activities	$11,367	$21,391	$5,403	$5,050

Effect of exchange rate changes on cash and cash equivalents	(499)	322	116	(294)

Increase (decrease) in cash and cash equivalents	1,536	6,818	2,689	(4,100)
Cash and cash equivalents at the beginning of the period	$9,636	$3,364	$8,483	$14,282

Cash and cash equivalents at end of the period	$11,172	$10,182	$11,172	$10,182

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2018	2017	2018	2017

Adjustments to reconcile net loss to net cash used in operating activities:

Share-based payment	1,620	2,063	440	424
Depreciation	170	30	80	15
Loss from sale of fixed assets	3	-	3	-
Revaluation of derivative warrant liability	(1,993)	16,074	(441)	(6,976)
Equity in loss of an affiliated company	2,112	726	1,035	343
Revaluation of securities	(2)	(3)	20	3
Revaluation of other investments	(5,328)	-	-	-
Exchange rate changes on cash and cash equivalents	499	(322)	(116)	294

Changes in assets and liabilities:
Decrease (increase) in other receivables	(44)	(266)	(186)	(89)
Increase (decrease) in trade payables	(107)	155	(83)	156
Increase (decrease) in other accounts payable	111	185	(606)	(100)
Adjustments to reconcile profit (loss) to net cash used in operating activities	$(2,959)	$18,642	$146	$(5,930)

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

U.S. dollars in thousands

(Except share data and exercise prices)

Notes to the Interim Condensed Consolidated Financial Statements

NOTE 1 -	GENERAL

A.	Reporting Entity

Foresight Autonomous Holdings Ltd. (the “Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 7 Golda Meir St., Ness Ziona, Israel. The unaudited condensed consolidated interim financial statements of the Company as of September 30, 2018, comprise the Company and its subsidiaries in Israel (together referred to as the “Group”). The Company, by means of the subsidiary Foresight Automotive Ltd. (“Foresight Automotive”), is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry. The Company’s vision systems are based on 3D video analysis, advanced algorithms for image processing and sensor fusion. In addition, the Company, by means of its subsidiary Eye-Net Mobile Ltd., is also engaged in the design and development of V2X (vehicle-to-everything) cellular-based accident prevention solutions that connects users and infrastructure through smart cellular-based platforms. V2X is a wireless technology that enables communication between the vehicles, infrastructure, and other devices in the vicinity, grid, home, and network. The ordinary shares of the Company (the “Ordinary Shares”) are registered for trade on the Tel Aviv Stock Exchange. In addition, since June 15, 2017, the Company has American Depository Shares (“ADSs”) registered with the U.S. Securities and Exchange Commission. The ADSs are listed on The Nasdaq Capital Market, the ratio of the Company’s Shares to ADSs is 5:1.

B.	The Group activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the ADAS and autonomous/semi-autonomous vehicles technology before competitor develop similar technology. In addition, the Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and limited operating history.

The Group believes that the current working capital position will be sufficient to meet the Company’s working capital needs in the foreseeable future.

NOTE 2 -	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

A.	Unaudited Interim Financial Statements

The accompanying unaudited interim condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included (consisting only of normal recurring adjustments except as otherwise discussed). For further information, reference is made to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017.

Operating results for the nine months ended September 30, 2018, are not necessarily indicative of the results that may be expected for the year ended December 31, 2018.

B.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements.

C.	Recent Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new standard to achieve a consistent application of revenue recognition within the U.S., resulting in a single revenue model to be applied by reporting companies under U.S. generally accepted accounting principles. Under the new model, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for us beginning in the first quarter of 2018; early adoption is prohibited. The new standard is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

U.S. dollars in thousands

(Except share data and exercise prices)

Notes to the Interim Condensed Consolidated Financial Statements

NOTE 2 -	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2016, the FASB issued an accounting standard update (“ASU”) 2016-02 “Leases” to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, on its balance sheet. ASU 2016-02 retains the current accounting for lessors and does not make significant changes to the recognition, measurement, and presentation of expenses and cash flows by a lessee.

ASU 2016-02 is effective for the Company in the first quarter of 2019, with early adoption permitted. The Company continues to evaluate the effect of the adoption of this ASU and expects the adoption will result in an increase in the assets and liabilities on the consolidated balance sheets for operating leases and will likely have an insignificant impact on the consolidated statements of earnings.

In July 2018, the FASB issued ASU No. 2018-11, “Targeted Improvements - Leases (Topic 842).” This update provides an optional transition method that allows entities to elect to apply the standard prospectively at its effective date, versus recasting the prior periods presented. If elected, an entity would recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company has not completed its assessment, including evaluation of transition method and whether to early adopt, but the adoption of ASU 2016-02 will have a material impact on the consolidated balance sheets. However, the Company do not expect the adoption to have a material impact on the recognition, measurement or presentation of lease expenses within the consolidated statements of comprehensive loss or the consolidated statements of cash flows.

In June 2016, the FASB issued a new standard requiring measurement and recognition of expected credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. This standard is effective for us in the first quarter of 2020; early adoption is permitted beginning in the first quarter of 2019. It is required to be applied on a modified-retrospective approach with certain elements being adopted prospectively. The Company does not expect that the adoption of this standard will have a significant impact on the financial position or results of operations.

In May 2017, the FASB issued ASU 2017-09 “Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting,” which clarifies when a change to terms or conditions of a share-based payment award must be accounted for as a modification. The new guidance requires modification accounting if the vesting condition, fair value or the award classification is not the same both before and after a change to the terms and conditions of the award. The new guidance is already effective since January 1, 2018. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07 “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” These amendments expand the scope of Topic 718, Compensation - Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. ASU 2018-07 supersedes Subtopic 505-50, Equity - Equity-Based Payments to Non-Employees. The guidance is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted. The Company is assessing ASU 2018-07 and does not expect it to have a material impact on its consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD. AND SUBSIDIARIES

U.S. dollars in thousands

(Except share data and exercise prices)

Notes to the Interim Condensed Consolidated Financial Statements

NOTE 2 -	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 -	MATERIAL EVENTS IN THE REPORTING PERIOD

A.	On June 21 and June 25, 2018, the Company entered into private placement agreements with several leading Israeli institutional investors and several private investors. Pursuant to the terms of the private placements, which totaled $12,351 (NIS 45,000), gross, the Company issued 21,963,411 Ordinary Shares at a price per share of NIS 2.05 (approximately $0.56 per ordinary share, or $2.81 per ADS). In addition, the Company issued warrants to purchase 21,963,411 Ordinary Shares at an exercise price of $0.80 per share (approximately $4 per ADS), exercisable for a period of 24 months. After deducting closing costs and fees, the Company received net proceeds of approximately $11,208.

B.	On January 10 and July 12, 2018 the Company increased its holdings in Rail Vision Ltd (“Rail Vision”) by exercising warrants into 22,972 of Rail Vision’s ordinary shares for an aggregate amount of $4,479. See also note 5B.

C.	On March 25, 2018, the Company issued options to purchase 1,930,000 Ordinary Shares to its employees at an exercise price of NIS 3.78 (approximately $1.08 per share at the grant date). One third of the options shall vest after one year and the balance of the remaining options shall vest over 8 quarters until fully vested on December 31, 2020. The total aggregated fair value of the options as of the grant date was $479.

On June 18, 2018, the Company issued options to purchase 100,000 Ordinary Shares to its chairman of the board of directors at an exercise price of NIS 3.78 (approximately $1.06 per share at the grant date). One third of the options shall vest after one year and the balance of the remaining options shall vest over 8 quarters until fully vested on March 31, 2021. The total aggregated fair value of the options as of the grant date was $16.

The grant date fair value of the options granted was measured based on the Black-Scholes option pricing model. with the following weighted-average assumptions weighted average volatility of 68%, risk free interest rates of 0.48-0.58%, dividend yields of 0% and a weighted average life of the options of 3 years.

D.	During the reporting period, the Company issued to service providers options to purchase 600,000 Ordinary Shares at an average exercise price NIS 3.63. 500,000 of the options shall vest equally over a period of 4 quarter ending January 1, 2019. 100,000 of the options shall vest as One third of the options shall vest after one year and the balance of the remaining options shall vest equally over 8 quarters until fully vested on March 31, 2021.

NOTE 5 -	SUBSEQUENT EVENTS

A.	On November 27, 2018, the Company granted options to purchase 710,000 Ordinary Shares to employees at exercise price NIS 3.78 (approximately $1.02 per share at the grant date).

B.	On November 1, 2018, the Company increased its holdings in Rail Vision by exercising warrants into 2,704 of Rail Vision’s ordinary shares for an aggregate of approximately $600. Following the exercise, the Company holds 35.91% of the issued and outstanding share capital of Rail Vision (and 33.81% on a fully diluted basis).

C.	On January 27, 2019, the Company entered into a development agreement for manufacturing and engineering consulting services, and an investment agreement with RH Electronics Ltd. According to the agreement, RH Electronics Ltd., will purchase approximately 1% of Foresight’s issued and outstanding Ordinary Shares for a total consideration of $1,000 at a price per ADS of approximately $4.08 (reflecting the price of NIS 3.00 per ordinary share).

D.	On May 17, 2018, the Company, through its subsidiary Foresight Automotive, incorporated Eye-Net Mobile Ltd. (“Eye-Net”), in order to spin off the activities dedicated to the design and development of V2X (vehicle-to-everything) cellular-based accident prevention solutions (the “Activity”). Under the terms of the transaction, Foresight Automotive will transfer to Eye-Net, without any consideration, all of its rights and intellectual property rights related to the Activity, including all employees related to the Activity. The spin off was completed on January 1, 2019.